                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                            GOLDEN STATE BANCORP INC.
                         ------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
              ----------------------------------------------------
                         (Title of class of securities)

                                   381197 10 2
                   -------------------------------------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600

                   -------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 28, 2000
                       -----------------------------------
                          (Date of event which requires
                            filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 9 Pages
                             Exhibit Index on Page 9

---------------------------                       ------------------------------
CUSIP NO. 381197 10 2               13D               PAGE   2   OF  9  PAGES
          -----------                                      -----    ---
---------------------------                       ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                                0
                       ---------------------------------------------------------
   NUMBER OF            8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  42,949,525
    OWNED BY           ---------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                     0
      WITH             ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                42,949,525
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

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---------------------------                       ------------------------------
CUSIP NO. 381197 10 2               13D               PAGE   3   OF  9  PAGES
          -----------                                      -----    ---
---------------------------                       ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GSB Investments Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                              0
      NUMBER OF      -----------------------------------------------------------
        SHARES         8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               42,949,525
         EACH        -----------------------------------------------------------
      REPORTING        9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                     -----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                              42,949,525
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

         This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000 and Amendment No. 9 thereto dated December 21, 2000 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.


Item 4.  Purpose of Transaction.

         The following is added to the response to Item 4:

         On December 22, 2000 Mafco Holdings and Investments Corp. agreed with Credit Suisse First Boston International ("CSFBI") and Credit Suisse First Boston Corporation ("CSFB") that the December 19th Term Sheet, as defined and reported in Amendment No. 9 to this Statement on Schedule 13D, which the parties signed in contemplation of entering into a SAILS Mandatorily Exchangeable Securities Contract (a "SAILS Agreement") with respect to up to 1,000,000 shares of Common Stock be revised to reflect up to 1,304,800 shares of Common Stock (the "December 19, 2000 Revised Term Sheet").

         Pursuant to the December 19, 2000 Revised Term Sheet, on December 28, 2000 Investments Corp. entered into a SAILS Agreement with CSFBI and CSFB with respect to 1,304,800 shares of Common Stock for a payment of $32,939,335 (the "Proceeds Amount"). The Proceeds Amount is 83.51% of a $39,443,582 aggregate contract price ($30.2296 per share), with the difference representing principally a financing cost to Investments Corp. over the two year term of the transaction, as well as a fee component for CSFBI. The actual number of shares of Common stock (or cash equivalent thereof) to be delivered by Investments Corp. to CSFBI on December 30, 2002 (the "Maturity Date") will be determined pursuant to a formula described in Item 6 of this filing.

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         The Reporting Persons acquired and continue to hold the shares of
Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.


Item 5.  Interest in Securities of the Issuer.

         The following is added to the response to Item 5:

         (a) - (b) As of October 31, 2000, based upon the Company's quarterly report on Form 10-Q for the third quarter 2000, there were 134,238,004 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on Schedule 13D and (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 32.0% of the Common Stock outstanding.

         (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following is added to the response to Item 6:

         Pursuant to the December 19, 2000 Revised Term Sheet, on December 28, 2000 Investments Corp., CSFBI and CSFB entered into the SAILS Agreement and the Pledge Agreement with respect to 1,304,800 shares of Common Stock. On December 28, 2000, pursuant to the Pledge Agreement Investments Corp. deposited into a collateral account with CSFBI 1,304,800 shares of Common Stock (the "Underlying Shares") and CSFBI paid to Investments Corp. $32,939,335. On the Maturity Date or earlier termination of this transaction pursuant to the SAILS Agreement, Investments Corp. will have the right to settle its obligations to CSFBI with respect to the Underlying Shares by delivering to CSFBI from the collateral account a number of shares of Common Stock (or, at the option of Investments Corp., the cash equivalent of such shares) equal to the product of (a) the number of Underlying Shares and (b) the Exchange Rate.

         The Exchange Rate will be determined as follows:

         (i) if the average closing price per share of Common Stock on the first 20 trading days beginning 30 trading days prior to the Maturity Date (the "Maturity Price") is less than or equal to $30.2296 (the "Issue Price"), the Exchange Rate will be ONE
                  (1);

         (ii) if the Maturity Price is greater than the Issue Price but less than or equal to $36.2775 (the "Threshold Price"), the Exchange Rate will be a fraction equal to the Issue Price divided by the Maturity Price; or

         (iii) if the Maturity Price is greater than the Threshold Price, the Exchange Rate will be a fraction equal to ONE (1) minus a fraction, the numerator of which will equal the excess of the Threshold Price over the Issue Price and the denominator of which will equal the Maturity Price.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:

         Exhibit 12. Term Sheet dated December 19, 2000 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation, revised December 22, 2000 to reflect 1,304,800 shares of Common Stock


         Exhibit 13. SAILS Mandatorily Exchangeable Securities Contract dated December 28, 2000 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

         Exhibit 14. SAILS Pledge Agreement dated December 28, 2000 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  December 29, 2000


                                        MAFCO HOLDINGS INC.




                                        By: /s/ Glenn P. Dickes
                                            ----------------------------------
                                            Glenn P. Dickes
                                            Senior Vice President



                                        GSB INVESTMENTS CORP.




                                        By: /s/ Glenn P. Dickes
                                            ----------------------------------
                                            Glenn P. Dickes
                                            Senior Vice President

                                  EXHIBIT INDEX



Exhibit
-------

   12 Term Sheet dated December 19, 2000 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation, revised December 22, 2000 to reflect 1,304,800 shares of Common Stock

   13 SAILS Mandatorily Exchangeable Securities Contract dated December 28, 2000 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

   14 SAILS Pledge Agreement dated December 28, 2000 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation